Exhibit 8.1
BLANK ROME LLP
THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
October 27, 2009
GENERAL CABLE CORPORATION
4 Tesseneer Drive
Highland Heights, Kentucky 41076
     Re: Registration Statement on Form S-4
Ladies and Gentlemen:
     We have acted as counsel to General Cable Corporation, a Delaware corporation (the “Company”) in connection with the transactions described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 27, 2009 (the “Registration Statement”), of which a prospectus (the “Prospectus”) forms a part. In that capacity, we have been requested to provide our opinion with respect to certain of the U.S. federal income tax consequences of the transactions described in the Prospectus. Except as otherwise indicated herein, all defined terms used in this letter have the meaning assigned to them in the Prospectus.
     Our opinion is based on our understanding of the relevant facts concerning the transactions described in the Prospectus. We have examined and are familiar with (1) the Registration Statement, (2) the form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, filed as Exhibit 4.8 to the Registration Statement and (3) such other documents as we have considered necessary for rendering our opinion. In connection with rendering our opinion, we have also assumed (without any independent investigation) that the transactions described in the Prospectus will be reported by the Company and the holders of the Company’s 2029 notes for U.S. federal income tax purposes in a manner consistent with the opinion expressed below.
     The following opinion represents and is based upon our best judgment regarding the application of U.S. Federal income tax laws arising under the Internal Revenue Code of 1986, as amended, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative pronouncements and rulings and judicial decisions, as they currently exist as of the date of this letter. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position and that a court will not reach a different conclusion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. Federal income tax laws. If the transactions described in the Prospectus are consummated in a manner that is inconsistent with the manner in which it is described in the Prospectus, our opinion may be adversely affected and may not be relied upon. The following opinion addresses only the matters set forth herein and does not address any other U.S. Federal, state, local or foreign tax consequences that may result from the transactions described in the Prospectus. We express no opinion herein as to matters involving the laws of any jurisdiction other than the federal income tax laws of the United States of America.
     Based upon the foregoing, and subject to the assumptions, qualifications and limitations stated in this letter and in the section of the Prospectus under the caption “Material U.S. Federal Income Tax Considerations”, we confirm that the statements of law and legal conclusions contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” constitute our opinion.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references in the Prospectus made to Blank Rome LLP in connection with the descriptions, discussions or summaries of U.S. federal income tax matters, including references under the heading captioned “Material U.S. Federal Income Tax Considerations.”
Yours truly,
/s/ Blank Rome LLP